

16021632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 9/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Froehlich Farm Blvd
(No. and Street)

Woodbury	NY	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Distante 631-845-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen Distante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vanderbilt Securities, LLC, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public 11/25/15

JOSEPH J TRIFILETTI
Notary Public - State of New York
NO. 01TR6195991
Qualified in Suffolk County
My Commission Expires 11/03/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANDERBILT SECURITIES, LLC

FINANCIAL REPORT
SEPTEMBER 30, 2015

VANDERBILT SECURITIES, LLC


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Vanderbilt Securities, LLC

We have audited the accompanying financial statements of Vanderbilt Securities, LLC (a Delaware corporation), which comprise the statement of financial condition as of September 30, 2015, and the related statements of operations, changes in members equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Vanderbilt Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Vanderbilt Securities, LLC as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Vanderbilt Securities, LLC's financial statements. The supplemental information is the responsibility of Vanderbilt Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC
Kennett Square, Pennsylvania
November 25, 2015

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914


PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Vanderbilt Securities, LLC
Statement of Financial Condition

September 30, 2015

Assets	
Cash and cash equivalents	485,282
Commissions receivable	711,279
Prepaid expenses	20,401
Total current assets	1,216,962
Note receivable from related party	240,000
Goodwill	150,000
Total assets	$ 1,606,962
Liabilities and partners' capital	
Liabilities	
Accounts payable and accrued expenses	504,852
Bank credit line	200,000
Income taxes payable	30,500
Total current liabilities	735,352
Members' equity	871,610
Total liabilities and member's equity	$ 1,606,962

Vanderbilt Securities, LLC
Statement of Operations

For the year ended September 30, 2015

Revenues	
Commission income	10,244,684
Other income	73,016
Total revenues	$ 10,317,700
Expenses	
Administrative fees	2,880,700
Clearing corporation transactions and related costs	340,793
Commissions	6,594,563
Registration and license	107,612
Office expenses	259,813
Professional fees	19,570
Total expenses	$ 10,203,051
Income before Income Taxes	114,649
Provision for Income Taxes	30,500
Net Income	$ 84,149

Vanderbilt Securities, LLC
Statement of Changes in Member's Equity

For the year ended September 30, 2015

Member Units		
Units Outstanding, October 1, 2014		100
Units Outstanding, September 30, 2015		100
Balance, Beginning and End of Year	$	735,751
Retained Earnings		
Balance, October 1, 2014		51,710
Net Income		84,149
Balance, September 30, 2015	$	135,859
Total Stockholders' Equity	$	871,610

Vanderbilt Securities, LLC
Statement of Cash Flows

For the year ended September 30, 2015

Cash flows from operating activities		
Net income	$	84,149
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commission receivable		60,757
Prepaid expenses		(3,580)
Notes receivables		60,000
Increase (decrease) in:		
Accounts payable and accrued expenses		(326,059)
Income Taxes Payable		30,500
TOTAL ADJUSTMENTS	$	(178,382)
Net cash used in operating activities	$	(94,233)
Cash flows from financing activities		
Net decrease in borrowing – line of credit		200,000
Net increase in additional paid in capital		-
NET CASH USED BY FINANCING ACTIVITIES	$	200,000
Net increase in cash		105,767
Cash and cash equivalent - beginning of year		379,515
Cash and cash equivalent - end of year	$	485,282
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$	1,854
Income taxes paid during the year	$	18,865

Statement Of Changes In Liabilities Subordinated to Claims
Of General Creditors
For the year ended September 30, 2015

Subordinated Borrowings at October 1, 2014	-
Changes in Subordinated Borrowings	-
Subordinated Borrowings at September 30, 2015	-

NOTES TO FINANCIAL STATEMENTS

Organization and Nature of Business

Vanderbilt Securities, LLC, (a limited liability company), (the "Company"), operates in New York as an introducing securities broker-dealer in which securities transaction orders for customers are placed through a clearing agent (National Financial Services, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2015.

Commissions Receivable and Payable

Commissions receivable consists of amounts due from sales of securities due within thirty (30) days.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company has elected to be treated as a "C" Corporation pursuant to the "Internal Revenue Code" and the New York State Revenue Code.

The federal and state tax returns of the Company for the years ended September 30, 2012 through 2015 are subject to examination by the taxing authorities, generally for three years after they were filed.

Line of Credit

The company has a $250,000 line of credit with Chase Bank. Interest is payable monthly at the London Interbank Offered Rate (LIBOR) rate plus 5.50%, adjusted monthly. At September 30, 2015 the company had an outstanding balance of $200,000 on the line of credit. The loan is secured by all the assets of the Company.

Related Party Transactions

The Company has a contractual arrangement with another corporation, which is wholly owned by the officer/sole stockholder of the Company. The Company pays the other corporation for leasing office space, leasing and purchasing office equipment and furnishings, administrative personnel and other general and overhead expenses. Administrative fees charged under this arrangement were $2,880,700 for the year ended September 30, 2015. These Administrative fees charged include rent expense incurred for the year ended September 30, 2015 of $580,404.

The Company has a note from this same above mentioned corporation in the amount of $300,000, receivable in installments of $60,000 per annum, with payments beginning October 1, 2014 and ending October 1, 2018. This note bears no interest.

Net Capital Requirements

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" rules, the Company is required to maintain a minimum of $100,000 or 1/15 (6 2/3%) of aggregate indebtedness whichever is greater. At September 30, 2015, the Company had net capital of approximately $423,709 which was $323,709 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was 1.74 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

NOTES TO FINANCIAL STATEMENTS

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Concentrations and Credit Risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Contingencies

On November 8, 2011, the Company became aware of the misappropriation of client funds by one of their contractual representatives. The authorities (Police, FBI, Attorney General, SEC and FINRA) were immediately notified, the agent was terminated and a legal firm was retained by the Company regarding all matters related to the agent's conduct. The Company was only responsible for the outlay of the deductibles on the insurance and bond coverage which amounted to a total of $35,000. All affected customers have been repaid, and executed releases were received. There are no outstanding customer claims against the firm.

Subsequent Events

Management has evaluated events through November 25, 2015, the date on which the financial statements were available to be issued.

Vanderbilt Securities, LLC
Schedule I
Computation of Net Capital, Pursuant to Rule 15c3-1

September 30, 2015

Member's equity from statement of financial condition	$	871,610
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		871,610
Deduction and/or charges:		
Total nonallowable assets		447,901
Net capital before haircuts on securities positions		423,709
Deductible on insurance policy		
Net Capital	$	423,709
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of ***$735,352*** pursuant to Rule 15c3-1	$	49,023
Minimum dollar net capital requirements of reporting broker/dealer		100,000
Net capital requirement		100,000
Excess net capital	$	323,709
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition	$	735,352
Ratio: Aggregate indebtedness to net capital		1.74 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	423,709
Net Audit Adjustments (Provision for Income Taxes)		
Net Capital per above	$	423,709

Vanderbilt Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

September 30, 2015

(i) The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

(ii) The Company met the identified exemption provisions in § 240.15c3-3(k) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Stephen A. Distante, CEO

Vanderbilt Securities, LLC
Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

September 30, 2015

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Vanderbilt Securities, LLC
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

September 30, 2015

Not Applicable


RW GROUP
Helping You Achieve Excellence

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Vanderbilt Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Vanderbilt Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Vanderbilt Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Vanderbilt Securities, LLC's management is responsible for Vanderbilt Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting that Vanderbilt Securities, LLC no variances;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA

November 25, 2015

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914


PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016712 FINRA SEP
VANDERBILT SECURITIES LLC
125 FROEHLICH FARM BLVD
WOODBURY NY 11797-2906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori Panessa
631-845-5100

2. A. General Assessment (item 2e from page 2) $ 11088 -

B. Less payment made with SIPC-6 filed (exclude interest) (5583 -)

4-27-15
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 5505 -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 5505 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5505 -

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vanderbilt Securities, LLC
(Name of Corporation, Partnership or other organization)

Stephen A. Distante
(Authorized Signature)

CEO
(Title)

Dated the 27 day of October, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Vanderbilt Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Vanderbilt Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vanderbilt Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2(ii)) (the "exemption provisions") and (2) Vanderbilt Securities, LLC stated that Vanderbilt Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Vanderbilt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vanderbilt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania

November 25, 2015

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914


PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com